UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

This PDMR notification relates to changes in Mike Henry’s direct interests in ordinary shares in BHP Group Limited and BHP Group Plc as a result of the unification of BHP’s dual listed company structure which took effect on 28 January 2022 (Unification).

Pursuant to the terms of a scheme of arrangement in connection with Unification, Mike Henry received shares in BHP Group Limited in exchange for shares which he formerly held in BHP Group Plc on a one-for-one basis.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Mike Henry

2	Reason for the notification

a)	Position/status	PDMR (Chief-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	As a result of the unification of BHP’s dual listed company structure, 196,262 ordinary shares in BHP Group Plc held directly by Mike Henry were exchanged for 196,262 ordinary shares in BHP Group Limited.

c)	Price(s) and volume(s)	Price	Volume
		Nil	196,262

d)	Aggregated information

	- Aggregated volume	196,262 ordinary shares in BHP Group Limited

	- Price	Nil

e)	Date of the transaction	2022-01-31

f)	Place of the transaction	Australian Securities Exchange (ASX)

Date: 2 February 2022

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

This notification relates to changes in John Mogford’s indirect interests in ordinary shares in BHP Group Limited and BHP Group Plc as a result of the unification of BHP’s dual listed company structure which took effect on 28 January 2022 (Unification).

Pursuant to the terms of a scheme of arrangement in connection with Unification, John Mogford received shares in BHP Group Limited in exchange for shares which he formerly held in BHP Group Plc on a one-for-one basis.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	John Mogford

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	As a result of the unification of BHP’s dual listed company structure, John Mogford had 13,938 ordinary shares in BHP Group Plc held by Cazenove Capital (of which John Mogford is a beneficiary) exchanged for 13,938 ordinary shares in BHP Group Limited issued to Cazenove Capital (of which John Mogford is a beneficiary).

c)	Price(s) and volume(s)	Price	Volume
		Nil	13,938

d)	Aggregated information

	- Aggregated volume	13,938 ordinary shares in BHP Group Limited

	- Price	Nil

e)	Date of the transaction	2022-01-31

f)	Place of the transaction	Australian Securities Exchange (ASX)

Date: 2 February 2022

BHP GROUP Limited

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities

This notification relates to changes in Ian Cockerill’s indirect interests in ordinary shares in BHP Group Limited and BHP Group Plc as a result of the unification of BHP’s dual listed company structure which took effect on 28 January 2022 (Unification).

Pursuant to the terms of a scheme of arrangement in connection with Unification, Ian Cockerill received shares in BHP Group Limited in exchange for shares which he formerly held in BHP Group Plc on a one-for-one basis.

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Ian Cockerill

2	Reason for the notification

a)	Position/status	PDMR (Non-executive Director)

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	As a result of Unification, Ian Cockerill had 3,500 ordinary shares in BHP Group Plc held by Hargreaves Lansdown (of which Ian Cockerill is a beneficiary) exchanged for 3,500 ordinary shares in BHP Group Limited issued to Giant Sable Corporation (of which Ian Cockerill is a beneficiary).

c)	Price(s) and volume(s)	Price	Volume
		Nil	3,500

d)	Aggregated information

	- Aggregated volume	3,500 ordinary shares in BHP Group Limited

	- Price	Nil

e)	Date of the transaction	2022-01-31

f)	Place of the transaction	Australian Securities Exchange (ASX)

Date: 2 February 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 3, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary